

September 1, 2020

Theodore Ashburn, M.D., Ph.D.
Chief Executive Officer
Oncorus, Inc.
50 Hampshire Street, Suite 401
Cambridge, MA 02139

> **Re: Oncorus, Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 26, 2020**
> **CIK No. 0001671818**

Dear Dr. Ashburn:

We have reviewed your amended draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1, submitted August 26, 2020

Prospectus Summary
Our Pipeline, page 3

1. We note your revisions in response to comment one of our letter dated August 14, 2020 revealing the undisclosed product candidate in the pipeline. However, we also note that none of the proceeds from this offering are slated for development of that potential product. It appears the product candidate is too preliminary to be material to your business or included in the pipeline table. Please remove it from the pipeline table or tell us why it is material to your business. In addition, we note that you have collapsed the "Research" and "IND-Enabling" columns in the pipeline table into one "Preclinical" column and that the arrows in each column extend to the end of each column despite being in early phases of each development stage. Please either revert back to the two

"Research" and "IND-Enabling" columns or revise the length of the arrows throughout the table to represent your progress in each stage of development.

You may contact Nudrat Salik at (202) 551-3692 or Daniel Gordon at (202) 551-3486 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Irene Paik at (202) 661-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian Leaf, Esq.